

May 14, 2025

David K. Holeman
Chief Executive Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

  Re: Whitestone REIT
    Registration Statement on Form S-3
    Filed May 9, 2025
    File No. 333-287167

Dear David K. Holeman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Richard Mattern